SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

Broadvision, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

111412706
(CUSIP Number)

ESW Capital, LLC
401 Congress Avenue, Suite 2650
Austin, TX 78701
(512) 524-6149
Attn: Andrew S. Price

Joseph A. Liemandt
401 Congress Avenue, Suite 2650
Austin, TX 78701
(512) 524-6149
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 111412706	13D

1	NAMES OF REPORTING PERSONS
ESW Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,045,307

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,045,307

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,045,307

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.65%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* This percentage is calculated based upon 5,061,018 shares of common stock of the issuer as of July 31, 2019, as reported in the issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 15, 2019.

CUSIP No. 111412706	13D

1	NAMES OF REPORTING PERSONS
Joseph A. Liemandt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,045,307

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,045,307

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,045,307

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.65%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

* This percentage is calculated based upon 5,061,018 shares of common stock of the issuer as of July 31, 2019, as reported in the issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 15, 2019.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of Broadvision, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 460 Seaport Ct., Suite 102, Redwood City, CA 94063. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. The Reporting Persons (defined below) originally filed a Schedule 13G as required by Rule 13d-1(c). This Schedule 13D is being filed pursuant to Rule 13d-1(e) because the Reporting Persons has acquired over 20 percent of the Issuer’s outstanding Common Stock, and as a result, the Reporting Persons were no longer eligible to report their beneficial ownership on Schedule 13G and have transitioned to Schedule 13D.

Item 2.	Identity and Background.

(a)-(c) This Schedule 13D is being filed by the following persons:

(i)	ESW Capital, LLC, a Delaware limited liability company; and
(ii)	Joseph A. Liemandt, a natural person and citizen of the United States.

ESW Capital, LLC and Mr. Liemandt are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

ESW Capital, LLC is a private investment fund that is principally engaged in the business of investing in securities. Mr. Liemandt is the sole voting member of ESW Capital, LLC. The business address and principal executive offices of the each of the Reporting Persons are 401 Congress Avenue, Suite 2650, Austin, Texas 78701.

The shares of Common Stock to which this Schedule 13D relates are owned directly by ESW Capital, LLC.

(d)-(e) During the last five years, none of the persons identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) ESW Capital, LLC is a Delaware limited liability company. Mr. Liemandt is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock beneficially owned by ESW Capital, LLC and Mr. Liemandt were acquired through purchases of shares, using working capital of ESW Capital, LLC.

Item 4.	Purpose of Transaction.

On June 19, 2019, the Reporting Persons sent an email to Dr. Pehong Chen, the CEO of the Issuer in his capacity as a stockholder of the Issuer with a request that he partner with the Reporting Persons to pursue an offer to take the Issuer private on draft proposed terms.  On June 20, 2019, Dr. Chen rejected the proposal and made a counter proposal that the Reporting Persons immediately rejected.  During the limited discussions, the Reporting Persons became aware that the Board of Directors of the Issuer had a special committee of directors in place that was aware of the discussions with Dr. Chen.  The Reporting Persons, however, did not engage in any direct negotiations with the Issuer relating to a potential transaction and did not send a proposal to the Issuer.   On August 12, 2019, a member of the special committee of directors of the Issuer contacted the Reporting Persons and inquired whether the Reporting Persons might be willing to pursue a transaction on different terms than proposed by Dr. Chen.  The Reporting Persons communicated that there was no interest in discussing a potential transaction under such proposed terms and there have been no further discussions with the special committee or other representatives of the Issuer or Dr. Chen since such date.   The Reporting Persons have not made any preparations or determinations to continue any further conversations with Dr. Chen or with the Issuer, nor to effect any change or influence of control of the Issuer.

Except as otherwise described in this Item 4, the Reporting Persons acquired the securities described in this Schedule 13D for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power. On September 18, 2019, the Reporting Persons purchased additional shares of Common Stock of the Issuer, resulting in an aggregate holding of over 20 percent of the Issuer’s outstanding Common Stock.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

While no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: the formation of a partnership with the founder and largest stockholder of the Issuer to seek to acquire the Issuer’s outstanding Common Stock that is not owned by the partnership for cash or an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.  No contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a)	See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of the Common Stock and percentage of Common Stock beneficially owned by each Reporting Person.

(b)
See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)
The following transactions in the Issuer’s Common Stock were effected by the Reporting Persons noted below during the 60 days preceding the filing of this statement using working capital of the Reporting Persons. All purchase transactions were effected in the open market directly with a broker-dealer. Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

Name	Date	Number of shares	Transaction	Purchase Price per Share
ESW Capital, LLC	09/18/2019	46,088	Purchase	$1.3301	(1)
ESW Capital, LLC	09/10/2019	1,781	Purchase	$1.3899	(2)
ESW Capital, LLC	09/09/2019	3,919	Purchase	$1.3803	(3)
ESW Capital, LLC	08/28/2019	1,011	Purchase	$1.36
ESW Capital, LLC	08/26/2019	10,143	Purchase	$1.36
ESW Capital, LLC	08/20/2019	210	Purchase	$1.38
ESW Capital, LLC	08/19/2019	1,025	Purchase	$1.371	(4)
ESW Capital, LLC	08/13/2019	5,953	Purchase	$1.37
ESW Capital, LLC	08/12/2019	393	Purchase	$1.37
ESW Capital, LLC	08/08/2019	2,072	Purchase	$1.38
ESW Capital, LLC	08/07/2019	1,043	Purchase	$1.38
ESW Capital, LLC	08/06/2019	51	Purchase	$1.39
ESW Capital, LLC	08/05/2019	804	Purchase	$1.39
ESW Capital, LLC	08/02/2019	6,376	Purchase	$1.3896	(5)

(1) The price shown is the weighted average purchase price for the reported transaction. The range of prices at which common stock was purchased for the reported transaction was $1.33 to $1.39. A breakdown of each transaction will be provided upon request.
(2) The price shown is the weighted average purchase price for the reported transaction. The range of prices at which common stock was purchased for the reported transaction was $1.37 to $1.39. A breakdown of each transaction will be provided upon request.
(3) The price shown is the weighted average purchase price for the reported transaction. The range of prices at which common stock was purchased for the reported transaction was $1.38 to $1.39. A breakdown of each transaction will be provided upon request.
(4) The price shown is the weighted average purchase price for the reported transaction. The range of prices at which common stock was purchased for the reported transaction was $1.37 to $1.38. A breakdown of each transaction will be provided upon request.
(5) The price shown is the weighted average purchase price for the reported transaction. The range of prices at which common stock was purchased for the reported transaction was $1.37 to $1.39. A breakdown of each transaction will be provided upon request.

(d)
Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that are covered by this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

 EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2019

ESW CAPITAL, LLC

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Chief Financial Officer

JOSEPH A. LIEMANDT

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Attorney-In-Fact for Joseph A. Liemandt